
02045900


SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH, D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CRGA

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated July 10, 2002	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ


Cameco

web site address:
www.cameco.com

Cameco Corporation
2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Provides Update on Kumtor Gold Mine

Saskatoon, Saskatchewan, Canada, July 10, 2002 . . . .

Further to Cameco's news release of Monday, July 8, 2002, the company confirms the identity of the employee who is missing and presumed dead as a result of a rock slide in the open pit at its Kumtor operation in Kyrgyzstan, Central Asia.

He is Almaz Jakishev, a single, 25-year-old resident of Bishkek, Kyrgyzstan. A special recovery team continues the search. Cameco extends its condolences to Almaz's family and friends.

A government mine safety commission has been established to investigate the incident. Kumtor Operating Company, Cameco's wholly owned subsidiary which operates the mine, is participating and fully co-operating with the commission.

Given the mass of the rock slide and that a method for safe removal must be devised, the length of time required to clear the rubble is currently unknown but is believed to be several months. The rubble is covering a small section of a high-grade ore zone. Technical experts are being assembled to assess pit wall stability in the rock slide area as well as options for accessing this ore zone. The information gathered in this process will be used to develop future mining plans.

Mine production is expected to resume within a few working days in an area of the pit away from the pit wall failure. Two blast hole drills were lost in the slide and it is expected that it may take up to two months to repair a third damaged drill. Therefore, mining at about 60% capacity is anticipated until replacement drills are acquired. In addition, the grade delivered to the mill will be lower than projected in the near term.

Mill production continues uninterrupted from about 1.8 million tonnes of stockpiled ore with an estimated grade of 3.0 grams per tonne, which represents about four months of mill feed. By comparison the production plan for the third quarter of 2002 had assumed a mill feed grade of 6.0 grams per tonne.

. . . 2/

The project maintains property damage and business interruption insurance, the application of which is currently being assessed.

The Kumtor operation was projected to produce 700,000 ounces in 2002 and has produced about 300,000 ounces to date.

Cameco owns one-third of the Kumtor gold mine and the government of Kyrgyzstan owns the remainder.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest uranium supplier and a gold producer. Cameco's shares trade on the Toronto and New York stock exchanges.

- End -

For more information, please contact:

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318